Exhibit 99.2

Celulosa Arauco y Constitución S. A. Quarter 3 2009 Results November 26th, 2009

3	Highlights
4	Consolidated Income Statement Analysis
7	Segments Q3/09
9	Production
10	Balance Sheet Analysis
11	Financial Ratios
12	Financial Statements

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

CONFERENCE CALL December 3, 2009, at 11:30 am Santiago time 9:30 am Eastern time (New York) Please Dial: +1 (973) 935-8893 Conference ID: 41813298

Interim Review Q3 2009 Results

November 26th, 2009

HIGHLIGHTS

HIGHLIGHTS:

•

Arauco’s consolidated sales reached U.S. $834.7 million during the third quarter of 2009, an increase of 13.9% over the U.S. $732.8 million obtained in the second quarter of 2009. This increase is explained mainly by higher prices in all of our products and higher sales volumes in Sawn Timber and Panels due to better market conditions.

•

During the third quarter of 2009, consolidated EBITDA reached U.S. $218.5 million, an increase of 45.3% compared to the U.S. $150.4 million EBITDA obtained during the second quarter of 2009. This increase was due mainly to a higher EBITDA from our Pulp and Panels divisions.

•

Arauco’s consolidated net income for the third quarter of 2009 reached U.S. $93.3 million, an increase of 101.1% compared to the U.S. $46.4 million obtained in the second quarter of this year. This increase is mainly the result of a higher Operating Income.

•

Capital expenditures during the third quarter of 2009 reached U.S. $241.1 million, a 154.4% increase compared to the U.S. $95.6 million during the second quarter of 2009. This is mainly explained by the acquisition on August 26th of the wood-panel company Tafisa Brasil S.A. for the equivalent of U.S. $ 165.2 million, increasing panels capaciy in 640,000 m3.

•

Cash balance during the third quarter of 2009 was U.S. $ 657.4 million, a 107.6% increase compared to the U.S. $ 316.7 million held at the end of the previous quarter due to the issuance of a U.S. $500 million Yankee Bond ien July.

•	Arauco’s consolidated financial net debt as of September 2009 reached U.S. $2,502 million, a decrease of U.S. $59.5 million when compared to June 2009.

KEY FIGURES U.S.$ Million

	Q3 2009	Q2 2009	Q1 2009	%Q/Q	YTD 09	YTD 08	%Y/Y
Sales	834.7	732.8	660.1	13.9%	2,227.6	2,952.9	-24.6%
Cost of Sales	-559.3	-526.2	-482.2	6.3%	-1,567.7	-1,767.1	-11.3%
Gross Margin	275.3	206.6	177.9	33.3%	659.9	1,185.8	-44.4%
Operating Income (1)	104.9	50.1	39.8	109.4%	194.4	632.4	-69.3%
EBITDA (2)	218.5	150.4	129.7	45.3%	498.6	998.1	-50.0%
Net Income	93.3	46.4	13.6	101.1%	153.4	447.0	-65.7%
CAPEX	241.1	95.6	96.7	152.4%	433.4	331.9	30.6%
Net Financial Debt	2,501.5	2,561.1	2,506.3	-2.3%	2,501.5	—
Capitalization (3)	9,416.6	9,010.6	8,866.3	4.5%	9,416.6	—
EBITDA Margin	26.2%	20.5%	19.6%		22.4%	33.8%
ROCE	3.6%	1.8%	1.4%		2.3%	—

(1)	Operating Income = Gross Margin - Marketing Costs - Distribution Costs - R&D Expenses - Administration Expenses
(2)	EBITDA = Operating Income + Depreciation + Stumpage
(3)	Capitalization = Financial Debt + Equity

CONSOLIDATED INCOME STATEMENT ANALYSIS

INCOME STATEMENT U.S.$ Million

	Q309	Q209	Q109	Q308	%Q/Q	%Y/Y	YTD 09	YTD 08	%Y/Y
Net Sales	834.7	732.8	660.1	968.2	13.9%	-13.8%	2,227.6	2,952.9	-24.6%
Cost of Sales	-559.3	-526.2	-482.2	-620.2	6.3%	-9.8%	-1,567.7	-1,767.1	-11.3%
Gross Margin	275.3	206.6	177.9	348.0	33.3%	-20.9%	659.9	1,185.8	-44.4%
Sell & adm exp (1)	-170.4	-156.5	-138.5	-168.2	8.9%	-8.5%	-465.4	-553.4	-15.9%
Operating Income	104.9	50.1	39.4	161.8	109.4%	-35.2%	194.4	632.4	-69.3%
Depreciation	61.9	50.8	44.4	43.6	21.9%	42.0%	157.1	140.1	12.1%
Stumpage (2)	51.7	49.5	45.8	85.7	4.3%	-39.7%	147.1	225.6	-34.8%
EBITDA	218.5	150.4	129.7	291.1	45.3%	-24.9%	498.6	998.1	-50.0%
Other operating Income	56.8	55.0	45.8	39.6	3.4%	43.7%	157.6	81.0	94.6%
Interest Expenses	-45.5	-41.9	-41.6	-33.3	8.7%	36.8%	-129.0	-124.3	3.8%
Income on R/C	-0.3	4.8	1.1	2.6	-105.5%	-110.3%	5.7	5.1	12.4%
Foreign exchange gains (losses)	20.8	10.2	-9.8	-32.1	103.1%	-164.6%	21.2	-6.2	-436.6%
Other non operating income	-17.8	-16.1	-13.7	-10.6	10.8%	67.8%	-47.6	-34.9	36.3%
Income before taxes	118.9	62.1	21.3	127.9	91.5%	-7.1%	202.3	553.0	-63.4%
Taxes	-23.4	-12.6	-7.2	-15.4	85.3%	51.9%	-43.1	-99.3	-56.5%
Net Income before Minority Interest	95.5	49.5	14.2	112.5	93.1%	-15.1%	159.2	453.7	-64.9%
Minority Interest	2.2	3.1	0.6	-2.0	-28.3%	-211.2%	5.8	6.6	-12.4%
NET INCOME	93.3	46.4	13.6	114.5	101.1%	-18.5%	153.4	447.0	-65.7%

(1)	Selling and Administrative Expenses = marketing cost + distribution cost + R&D Expenses + Administration Expenses
(2)	Stumpage consist of the accounting value of the non-cash cost items associated with biological assets

Consolidated Sales:

Arauco’s consolidated sales for the third quarter of 2009 reached U.S.$834.7 million, 13.9% higher than the U.S.$732.8 million obtained during the second quarter of 2009, mainly due to higher sales of pulp by 11.6% or U.S.$46.8 million, Panels by 23.3% or U.S.$42.8 million and Sawn Timber by 17.5% or U.S.$20.8 million.

Accumulated Sales as of September 2009 reached U.S. $2,227.6 million, a decrease of 24.6% over the U.S. $2,952.9 million obtained in the same period of 2008. The decline in consolidated sales compared to the same period of 2008, is explained mainly by lower sales in all of our product lines: pulp sales dropped by U.S. $334.7 million, sawn timber sales declined by U.S. $214.3 million and panels sales dropped by U.S. $147.2 million.

The breakdown of Arauco quarterly sales by product are presented in the following table.

Interim Review Q3 2009 Results

November 26th, 2009

ARAUCO QUARTERLY SALES BY BUSINESS SEGMENT

	Q309 US Million	%	Q209 US Million	%	Q109 US Million	%	Q308 US Million	%	Q208 US Million	%	Q108 US Million	%
Pulp	448.9	54%	402.1	55%	362.2	55%	497.5	51%	562.1	55%	488.4	51%
Sawn Timber	139.2	17%	118.4	16%	99.8	15%	188.3	19%	193.2	19%	190.1	20%
Panels	226.8	27%	184.0	25%	175.1	26.5%	249.3	26%	250.3	24%	233.5	24%
Forestry	16.4	2%	24.6	3%	19.3	3%	26.4	3%	16.5	2%	37.0	4%
Others	3.3	0%	3.7	1%	3.1	1%	6.7	1%	1.4	0%	12.3	1%
TOTAL	834.7	100%	732.8	100%	660.1	100%	968.2	100%	1,023.5	100%	961.2	100%

EBITDA

Consolidated EBITDA for this quarter was U.S.$ 218.5 million a 45.3% higher than the U.S.$150.4 million EBITDA reached during the previous quarter (Figure 2), mostly pushed by an increase in the EBITDA of Pulp, Panels and Sawn Timber. The increase in EBITDA is mainly explained by higher prices for all of our products and higher sales volumes of wood products due to a growth in demand for forest products in all markets.

Consolidated EBITDA as of September 2009 reached U.S. $498.6 million, a 50.0% decrease when compared to the U.S. $998.1 million for the same period of 2008. Even though market conditions and prices have been growing during the year it has been not sufficient to reach EBITDA levels of the first months of last year. This decrease is explained mainly by a lower Sawn Timber, Pulp and Panels Divisions’ EBITDA, which decreased by 62.7%, 56.0% and 49.7% respectively.

Operating Income

Arauco’s consolidated Operating Income during the third quarter of the year reached U.S. $ 104.9 million, an increase of 109.4% compared to the U.S. $ 50.1 million obtained during the second quarter of 2009. This is explained by higher sales volume of Sawn Timber (15.3%), Panels (7.1%) and Pulp (0.3%), and higher average prices in Pulp, Panels and Sawn Timber by 13.2%, 6.6% and 1.9% respectively.

Arauco’s consolidated Operating Income was U.S. $ 194.4 million for the first nine months of 2009, decreasing 69.3% from the U.S. $ 632.4 million obtained in the same period of 2008. This is a consequence of a decrease in prices of all product lines: Pulp prices decreased by 31.4%, Panels prices decreased by 22.8% and Sawn Timber prices decreased by 13.0%. This negative effect was partially offset by a lower cost of sales explained mainly by lower cost of forestry and sawn timber operations, cost of chemicals and cost of wood.

Overall, total cost per ton of pulp during the third quarter of 2009 was 8.0% lower than that of the second quarter of 2009. The main cost of pulp items that have decreased were chemicals with a 28% of reduction and other raw materials with a 12% decrease.

Total cost per ton of pulp as of September 2009 was 7.8% lower than the same period of the previous year, reflecting Arauco´s stringent cost management and favorable market conditions for raw materials. The main cost of pulp items that have decrease were energy and fuels with a 42% of reduction, mainly led by the fall of oil price.

Net Income

Net Income for the third quarter of 2009 reached U.S. $93.3 million (Figure 3), an increase of 101.1% compared to the U.S. $46.4 million obtained in the second quarter of the year. This increase is the result of a 109.4% improvement in Operating Income, together with a favorable impact of foreign exchange gains.

Consolidated Net Income as of September 2009 reached U.S. $153.4 million, a decrease of 65.7% when compared to the U.S. $447.0 million for the same period of last year. This reduction is mainly explained by a decrease of U.S. $ 437.9 million in Operating Income partially offset by an increase of U.S. $143.4 in Non-Operating Income.

Interim Review Q3 2009 Results

November 26th, 2009

SEGMENTS Q3/09

1.- PULP DIVISION

Compared to the U.S. $402.1 million sold during the second quarter of 2009, pulp sales increased by 11.6% this last quarter. This increase was mainly due to higher average prices and sales volume of 13.2% and 0.3% respectively.

Pulp sales reached U.S. $1,213.3 million as of September 2009, a 21.6% decrease compared to the same period of the previous year. This decrease is mainly explained by lower average prices of 31.4%, partially offset by higher sales volume of 15.8%.

The recovery that began during the second quarter has been confirmed during the third quarter of this year. The main driver of this recovery has been the Chinese and Asian markets. In addition, the low levels of inventories in markets such as Europe and Middle East have helped prices to recover. With this situation, the pulp producers, which had decreased their production or even stopped during the last twelve months, are starting to increase production. Despite the improvement in the pulp market there are some mills that have closed permanently throughout this year.

In Asia, the activity is driven by an increase in paper production and a higher demand for pulp. Some producer countries such as Korea and Indonesia have increased their exports to the U.S. and Europe helped by lower costs and a favorable exchange rate. In other paper producer countries such as China the domestic consumption has increased and export levels are also rising. However, the export volume is marginal compared to domestic consumption. In China projects in paper manufacturing that were stopped by the financial uncertainty have been re-activated and is expected that several new ones will be implemented by the end of this year.

The European situation is different. Although pulp prices have risen significantly and pulp demand has also risen, the activity is below previous years and the increased pulp demand is mainly explained by the replenishment of stocks rather than the increased demand for paper. The substantial fall in pulp inventories and the pressure to divert volumes from Europe to Asia have explained price increases. In general the paper market in Europe remains weak, prices have continued to decline, and only in some cases paper producers have been successful in raising paper prices. The main reason is a decline in demand and an overcapacity in paper production. During the third quarter, a new machine for paper production was implemented in Portugal with a capacity of 0.5 million ton. With this, an over capacity of 1.5 million tons is estimated. Due to this situation, European paper producers have not been able to transfer the increases of pulp prices to their final products, eroding their margins. They have only been favored by a strong Euro, which means a moderate rise of pulp in their local currency.

North America has not had a significant rebound in demand, but the prices have risen due to the effect of demand in Asia. In U.S., the main objective of pulp producers is to produce as much as possible in order to maximize the subsidies for burning the Black Liquor with a small proportion of fossil fuel. This grant, which is not a tax credit but a cash payment to business, has become in some cases over 50% of the operating margin or up to US$ 250 per ton of pulp. Producers are taking advantage of this subsidy that should end in December 31 of this year. However, there are doubts if this subsidy will be replaced by another which may be equal or even more distorting than the current one which will provide close to 8 U.S. billion to pulp and paper producers burning the black liquor, a proven technology and in force since 1930.

2.- SAWN TIMBER DIVISION

Compared to the U.S. $118.4 million sold during the second quarter of 2009, sawn timber sales increased by 17.5% during the third quarter, reaching sales of U.S. $139.2 million. This increase was mainly due to higher sales volume and average prices of 15.3% and 1.9% respectively. As of September 2009 sales of sawn timber and remanufactured wood products reached U.S. $357.4 million, a decrease of 37.5% when compared to the same period of 2008. This negative effect was due mainly to a decrease in sales volume of 28.2%, together with lower average prices of 13.0%.

The real-state market and construction in the U.S. has remained stable during the third quarter of 2009. The construction of houses reached an annualized rate of 590.000 units in September which is slightly higher than the one achieved in the second quarter of this year. The current construction level remain the lowest in the last 50 years. During the third quarter of this year, there was a slight rise in prices and sales volumes of moldings and sawn timber when compared with the second quarter. However, sales levels are still well below compared with the third quarter of last year.

During the last quarter of this year, we are seeing a growth in demand for forest products in all markets, translated into higher prices, especially in Asia and the Middle East. However, both, sales volumes and prices of forest products remain well below the levels reached in the third quarter of last year.

3.- PANELS DIVISION SALES

Panel’s sales reached U.S. $226.8 million in the third quarter of this year, an increase of 23.3% when compared to the U.S. $184.0 million obtained in the second quarter of 2009. This increase is mainly explained by higher sales volume and prices of 15.7% and 6.6% respectively. The higher sales volumes are explained by an increase in MDF and PBO sales volume due to the acquisition of Tafisa Brasil. As of September 2009, sales of panels reached U.S. $585.9 million, a decrease of 20.1% compared to the same period of 2008. This decrease in sales was mainly due to lower prices of 22.8% partially offset by higher sales volume of 3.5%.

During the year, Panels division sales showed a decline of 19% in US dollars compared to the same period of last year, meanwhile, sales volumes increased by 1%. Thus, we can see that sales volume have made a slight increase compared to previous year, but it has been necessary to adjust sales prices in order to sell those volumes in the market. The percentage mentioned above does not consider the energy sales both, to related companies and to the Chilean SIC energy grid.

During this third quarter we have seen a strong recovery in sales volumes of plywood, compared with the first half of this year (about 10% per month) translated in low inventories levels. Thus, slowly we have seen a higher demand and market confidence translated into stable sales to North America and increasing recovery in sales volume to Europe. Prices remain depressed but we see real signs of recovery for the end of this year, mainly in Europe due to the Euro re-valuation.

Moreover, MDF moldings sales and MDF boards sales in both the US and Latin-America experienced an increase in volume over the first half of this year, which helped to reduce our inventory levels in Chile.

Regarding Hardboard, we have seen a recovery in sales due to higher volume of about 30% compared to the first half of the year, offset by lower prices of about 10% due to the entry into less attractive markets.

In summary, we can say that a greater optimism and dynamism is perceived in the markets over the first half of this year, which have helped to increase sales volume and to reduce inventory levels. Prices are beginning to rise slowly, predicting better results throughout the end of the year.

Interim Review Q3 2009 Results

November 26th, 2009

PRODUCTION

Compared to the second quarter of 2009, production volume increased 10.2% in Sawn Timber, 11.5% in Panels and 6.4% in Pulp. The increase in Panels production is explained mainly by the acquisition of Tafisa Brazil at the end of August 2009.

As of September 2009, production volume increased 4.7% in pulp and 1.5% in Panels, while the Sawn Timber division decreased its production by 25.1% compared with the same period of the previous year.

The increase in pulp production is mainly explained by the increase in the capacity of the Nueva Aldea Mill by 20%, reaching 1,027,000 adt per year starting at the end of March 2009. Sawn timber production was affected by the closure of the Lomas Coloradas, Coronel and Coelemu sawmills, due to the lower demand of sawn timber produced by the global economic crisis during 2008.

BALANCE SHEET ANALYSIS

Assets:

Current Assets reached U.S. $2,341 million as of September 2009, increasing by 12.6% when compared to June 2009. This growth is the result of higher Cash and Equivalents due the issuance of a U.S. $500 million Yankee Bond in July.

Fixed Assets reached U.S. $8,924.2 million as of September 2009, a 5.0% increase when compared to June 2009.

Financial Debt:

•

Arauco’s consolidated financial debt as of September 2009 reached U.S. $3,159 million, an increase of U.S. $281.2 million when compared to June 2009 and U.S. $507 million when compared to December 2008.

•	Our consolidated net financial debt as of June 2009 reached U.S. $2,502 million decreasing U.S. $60 million when compared to June 2009 and increasing U.S. $17 million when compared to December 2008.

FINANCIAL DEBT

US$ Million	September 2009	March 2009	June 2009	December 2008
Short term financial debt	508	446	427	373
Long term financial debt	2.651	2.423	2.450	2.279
TOTAL FINANCIAL DEBT	3.159	2.869	2.878	2.652
Cash and cash equivalents	657	363	317	167
NET FINANCIAL DEBT	2.502	2.506	2.561	2.485

Shareholders Equity:

Arauco’s Shareholders’ Equity reached U.S. $6,135 million as of September 30, 2009, that represents an increase of U.S. $ 121.7 million compared to the previous quarter. This growth is explained by an increase of U.S.$65.4 million in Retained Earnings and a growth of U.S.$56.3 million in Translation Reserves relating to our foreign subsidiaries.

Interim Review Q3 2009 Results

November 26th, 2009

FINANCIAL RATIOS

FINANCIAL RATIOS

	Q3/09		Q2/09		Q1/09		YTD09		YTD08
Profitability
Gross Margin	33.0%		28.2%		27.0%		29.6%		40.2%
Operating Margin	12.6%		6.8%		6.0%		8.7%		21.4%
EBITDA Margin	26.2%		20.5%		19.6%		22.4%		33.8%
ROA (EBIT / Total Assets)	3.8%		1.9%		1.5%		2.4%		—
ROCE (EBIT (1 - tax rate) / Total Capitalization)	3.6%		1.8%		1.4%		2.3%		—
ROE (Net Income / Equity)	6.1%		3.2%		0.9%		3.4%		—
Leverage
Interest Coverage Ratio (EBITDA / Interest Expenses)	4.8	x	3.6	x	3.1	x	3.9	x	—
Net Financial debt / EBITDA	2.9	x	4.3	x	4.8	x	3.8	x	—
Total Financial debt / Total capitalization	33.5%		31.9%		32.4%		33.5%		—
Net Financial debt / Total capitalization	26.6%		28.4%		28.3%		26.6%		—
Total Financial debt / Equity	50.5%		46.9%		47.8%		50.5%		—
Net Financial debt / Equity	40.0%		41.8%		41.8%		40.0%		—

THIRD QUARTER AND SUBSEQUENT EVENTS

Arauco, completed with Stora Enso, the join Venture and the acquisition of the main assets of the Spanish Grupo Empresarial ENCE in Uruguay.

On September 27th Arauco and its subsidiary Arauco Internacional S.A. subscribed a Share Contribution Agreement and a Framework Agreement with Stora Enso and its subsidiary Stora Enso Amsterdam B.V. In addition, the parties signed a Shareholders’ Agreement materializing its Join Venture in Uruguay.

On October 16th Arauco and Stora Enso signed the final documents acquiring the forestry-industrial assets of the Spanish Grupo Empresarial ENCE in Uruguay for an amount of U.S.$ 335 million, with prospects to build a Pulp mill that would consolidated the leadership of Arauco in the Pulp production.

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

U.S.$ Million	Q3 2009	Q2 2009	Q1 2009	Q3 2008	YTD 09	YTD 08
Net sales	834.7	732.8	660.1	968.2	2,227.6	2,952.9
Cost of sales	(559.3)	(526.2)	(482.2)	(620.2)	(1,567.7)	(1,767.1)
Gross Margin	275.3	206.6	177.9	348.0	659.9	1,185.8
Selling and administrative expenses*	(170.4)	(156.5)	(138.5)	(186.2)	(465.4)	(553.4)
Operating Income	104.9	50.1	39.4	161.8	194.4	632.4
Other operating income	56.8	55.0	45.8	39.6	157.6	81.0
Other costs and expenses	(18.3)	(14.3)	(10.7)	(10.5)	(43.3)	(33.2)
Interest expenses	(45.5)	(41.9)	(41.6)	(33.3)	(129.9)	(124.3)
Income on investments in related companies	(0.3)	4.8	1.1	2.6	5.7	5.1
Foreign exchange gains (losses)	20.8	10.2	(9.8)	(32.1)	21.2	(6.2)
Gain (Loss) for writeoff in non-current assets not held for sale	0.5	(1.3)	(3.0)	(0.1)	(3.9)	(1.3)
Other non-operating income	0.0	(0.4)	0.0	0.0	(0.4)	(0.5)
Income before taxes	118.9	62.1	21.3	127.9	202.3	553.0
Income taxes	(23.4)	(12.6)	(7.2)	(15.4)	(43.1)	(99.3)
Net income before minority interest	95.5	49.5	14.2	112.5	159.2	453.7
Minority interest	2.2	3.1	0.6	(2.0)	5.8	6.6
Net income of the period	93.3	46.4	13.6	114.5	153.4	447.0

*	Selling and administrative expenses = Marketing Costs + Distribution Costs + R&D Expenses + Administration Expenses

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

Interim Review Q3 2009 Results

November 26th, 2009

CONSOLIDATED BALANCE SHEET

U.S.$ Million	Sep 2009	June 2009	March 2009
Cash and cash equivalents	657.4	316.7	362.9
Financial assets at fair value	5.8	7.2	13.6
Accounts receivable	600.5	595.2	571.5
Inventories	624.8	657.8	690.9
Biological assets	241.1	232.8	287.2
Other current assets	210.9	268.3	281.9
Total Current Assets	2,340.5	2,078.1	2,208.0
Property, plant and equipment	4,991.3	4,695.8	4,634.7
Non current biological assets	3,551.3	3,508.1	3,365.1
Other non current assets	381.5	296.2	276.5
Total Fixed Assets	8,924.2	8,500.1	8,276.3

TOTAL ASSETS	11,264.7	10,578.2	10,484.3

Short term financial debt	508.1	427.3	446.0
Commercial creditors and other accounts payable	332.8	288.8	305.6
Other current liabilities	98.5	74.7	147.3
Total Current Liabilities	939.4	790.8	899.0
Long term financial debt	2,650.9	2,450.5	2,423.2
Deferred tax liability	1,239.8	1,149.9	1,115.9
Other non current liabilities	177.0	54.2	49.0
Total Long Term Liabilities	4,067.7	3,654.6	3,878.4
Controler shareholder’s equity	6,134.6	6,012.9	5,878.4
Minority interest	123.0	119.9	118.7
Total Shareholder’s Equity	6,257.6	6,132.8	5,997.1

TOTAL LIABILITES AND EQUITY	11,264.7	10,578.2	10,484.3

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

CONSOLIDATED STATEMENT OF CASH FLOWS

U.S.$ Million	Q3 2009	Q2 2009	Q1 2009	Q3 2008	YTD 09	YTD 08
Collection of accounts receivables	868.8	866.0	769.9	1,094.7	2,504.7	3,052.3
Payments of suppliers and personnel (less)	(592.3)	(731.9)	(682.6)	(817.4)	(2,006.8)	(2,407.6)
Other expenses paid (less)	32.0	53.7	50.2	45.0	135.8	121.6
Dividends and other distributions received	5.0	12.0	0.0	4.7	17.0	5.8
Interest paid (less)	(43.3)	(20.1)	(42.5)	(42.9)	(106.0)	(109.1)
Income tax paid	42.7	(5.1)	(20.2)	(21.7)	17.4	(57.5)
Net cash provided by (used in) operating ativities	312.9	174.5	74.8	262.3	562.2	605.4
Capital Expenditures	(241.1)	(95.6)	(96.7)	(115.4)	(433.4)	(331.9)
Other investment cash flow	(6.9)	(1.9)	1.4	0.9	(7.3)	4.9
Net cash provided by (used in) investing activities	(248.0)	(97.4)	(95.3)	(114.5)	(440.8)	(327.0)
Debt issuance	645.4	227.3	450.9	153.6	1,323.6	613.5
Debt repayment	(373.2)	(270.1)	(236.0)	(288.8)	(879.3)	(648.3)
Other financing cash flow	(2.5)	(98.3)	0.0	(4.2)	(100.8)	(209.9)
Net cash provided by (used in) financing activities	269.7	(141.1)	214.9	(139.3)	343.4	(244.8)
Total positive (negative) cash flow of the period	334.6	(64.0)	194.3	8.5	464.9	33.6
Effect of inflation on cash and cash equivalents	6.1	17.9	1.3	(20.0)	25.3	(21.8)
Cash and cash equivalents at beginning of the period	316.7	362.9	167.3	291.1	167.3	267.9
Cash and cash equivalents at end of the period	657.4	316.7	362.9	279.7	657.4	279.7

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, which could materially impact Arauco’s actual performance. Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “U.S.$” are to United States dollars.

Discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

This report is unaudited.

For further information, please contact:

Valentina Concha

valentina.concha@arauco.cl

Phone: (56-2) 461 72 83

Fax: (56-2) 461 75 41

www.arauco.cl

Celulosa Arauco y Constitución S. A.

Quarter 3 2009 Results

November 26th, 2009